EXHIBIT 12.1

Compass Minerals Group, Inc.
Computation of Ratios of Earnings to Fixed Charges
(in millions)

	Year Ended December 31,
	2004	2003	2002
Earnings:
Income (loss) before income taxes	$56.5	$53.7	$31.5
Plus fixed charges	40.5	41.8	44.0
Less capitalized interest	—	—	—

	$97.0	$95.5	$75.5

Fixed Charges:
Interest charges	$37.4	$39.1	$41.3
Plus interest factor in operating rent expense	3.1	2.7	2.7

	$40.5	$41.8	$44.0

Ratio of earnings to fixed charges (excess of fixed charges over earnings)	2.40x	2.28x	1.72x